The Finance Company of Pennsylvania

400 MARKET STREET, SUITE 425

PHILADELPHIA, PENNSYLVANIA 19106

TELEPHONE: 215-351-4778

NOTICE OF ANNUAL COMPANY SHAREHOLDERS MEETING

TO BE HELD ON APRIL 16, 2014

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of The Finance Company of Pennsylvania, a Pennsylvania corporation, will be held at the Philadelphia Club, 1301 Walnut Street, Philadelphia, Pennsylvania 19107, on Wednesday, April 16, 2014 at 10:30 A.M., Local Time, for the following purposes:

Proposal 1.  To elect two directors to hold office for a term of three years and until their successors are duly elected and qualified.

Proposal 2.  To transact such other business as may properly come before the Meeting or any adjournment thereof; all as set forth in the Proxy Statement accompanying this Notice.

The stock transfer books of the Company will not be closed but, in lieu thereof, the Board of Directors has fixed the close of business on February 28, 2014, as the record date for the determination of stockholders who will be entitled to notice of, and to vote at, the Meeting.

By order of the Board of Directors,

DORANNE H. CASE

Assistant Secretary/Treasurer

Dated: March 15, 2014

If you do not expect to be present at the Meeting but wish your stock to be voted, please date, fill in and sign the enclosed form of Proxy and mail it in the enclosed stamped envelope. It is important that Proxies be returned promptly.